February 24, 2022

Mr. Mark Brunhofer

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Nomura Holdings, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2021
Filed June 25, 2021
File No. 001-15270

Dear Mr. Brunhofer:

Thank you for your letter dated February 22, 2022, with respect to the above-referenced filing.

We are currently in the process of compiling a response to your letter and believe that we will be able to submit the response by no later than March 22, 2022. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Takumi Kitamura
Takumi Kitamura
Chief Financial Officer

cc:	Michelle Miller
(Division of Corporation Finance,
U.S. Securities and Exchange Commission)

Keiji Hatano
(Sullivan & Cromwell LLP)

Hiroki Matsumura
(Ernst & Young ShinNihon LLC)